DATAVAULT AI INC.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

July 9, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington D.C. 20549

RE:	Datavault AI Inc.
Registration Statement on Form S-3 filed on July 9, 2025
File No. 333-288596

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be declared effective at 5:30 p.m., Eastern Time, on July 11, 2025, or as soon thereafter as is practicable.

Sincerely,

Datavault AI Inc.

By:	/s/ Nathaniel Bradley
Nathaniel Bradley
Chief Executive Officer

cc:	David E. Danovitch, Sullivan & Worcester LLP
Aaron M. Schleicher, Sullivan & Worcester LLP